

VIRZOOM

2019 Report

Dear investors,

We successfully executed our transition from hardware and software sales business to software only in May and June 2020.

For background, please see our update from April 8, 2020.

VirZOOM 2019 Summary and 2020 Guidance: Special Pandemic Report

https://wefunder.com/updates/132677-virzoom-2019-summary-and-2020-guidance-special-pandemic-report

We need your help!

We are launching a new campaign. Now that we have a mature product and established compelling unit and SaaS economics it's time to get the word out. Funds will be used for a combination of marketing and demand generation, ongoing product updates and customer support, and new product development. Please consider participating in our next round to help us get to the next stage of development.

Sincerely,

Eric Janszen
Co-founder and CEO

Eric Malafeew
Co-founder and CTO

Our Mission

We employ VR to solve a very old and very large customer problem: motivating the masses to get the cardio they need. And, the VZfit is a win all around: we help Acer sell VR headsets, Intel sell NUCs, Life Fitness sell bikes, and gyms retain members. Users don't have to buy or set up expensive VR systems. All the pieces are in place for us to scale VZfit into every fitness center health club, higher education, real estate, and corporate customers around the world.

See our full profile

How did we do this year?

Report Card

A-

The Good

We successfully launched our 2nd generation VR Fitness consumer product, VZfit for Oculus Go and Quest on schedule in May 2019.

Sales ramped steadily over the the course of the year, spiking in Q4.

Compelling unit and SaaS business economics were established by end of year, including a 90% trial-to-paid conversion rate.

The Bad

Oculus Store policy prevented VZfit from listing on the Oculus Storefront due to 3rd party hardware requirement for VZfit.

Product awareness had to be generated off the Store, through social media ads and PR alone.

This also introduced various purchase and set-up frictions that reduced conversions and sales opportunities.

2019 At a Glance

January 1 to December 31



$219,279 [21%]
Revenue



-$2,827,248
Net Loss


IOU!

$305,000 [0%]
Short Term Debt



$1,210,528
Raised in 2019



$106,170
Cash on Hand
As of 07/20/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We employ VR to solve a very old and very large customer problem: motivating the masses to get the exercise they need. 150 million consumers spent over $50B on health club memberships worldwide. 67% of annual memberships are used six or fewer times. That's nearly $35B misspent yearly by consumers who are trying unsuccessful to solve their exercise motivation problem.

Our uniquely qualified team has over the previous five year invested over $10M and many thousands of person-hours to develop VR Fitness content, software, hardware, intellectual property, trade secrets, a committed user community of over 4,000 accounts to lead the next generation of interactive, in-home fitness products based on a new technology, virtual reality. Our unique and IP-protected VR motion controls underpin a uniquely engaging user experience that has been proven by scientific research to motivate a higher frequency and length of use than competitive non-VR and other VR-based fitness solutions can.

These unique advantages translate into extraordinary high SaaS business performance metrics, including a 93% average trail-to-paid conversion rate, 30-day retention of 87%, 60-day retention of 81%, 90-day retention of 69%, 120-day retention of 67%, and 1-year retention of 45%. Our CLV/CAC ratio is over 5 and CAC payback period is under 3 months.

With mature products and compelling unit and SaaS economics, it's time to increase spending on marketing to raise awareness and increase sales.

Milestones

VirZOOM, Inc. was incorporated in the State of Delaware in February 2015.

Since then, we have:

- April 2015: $1.8M initial seed funding closed, core team hired, and Cambridge, MA office occupied
- July 2015: B2C Gen1 product (Oculus Rift) Alpha test - September 2015: “Virtual Reality Exercise Games” patent application filed
- January 2016: B2C Gen1 (for Oculus Rift & HTC Vive) Beta test - June 2016: B2C Gen1 Commercial ship; Life Fitness tests B2B Gen1 - October 2016: B2C Gen1 (adds Sony PSVR) and Amazon vendor account
- January 2017: B2B Gen1 product (for HTC Vive) beta at Life Fitness beta sites, partnership announcement
- October 2017: Life Fitness Co-Sale & Revenue Share agreement signed
- October 2018: B2B Gen2 installs (for Intel NUC8 and WinMR) Life Fitness Co-Sale & Revenue Share amended - January 2019: B2C Gen2 (for Oculus Go) VZ Sensor hardware + subscription pricing introduced
- May 2019: B2C Gen2 (for Oculus Quest) launched
- May 2019: “Virtual Reality Exercise Games” patent allowance
- June 2019: XRHealth Resale Cooperation Agreement
- June 2019: B2C Gen2 on Amazon
- Q4 2019: Fall and winter season sales ramp 50% average monthly growth
- 2019: 1,000 VZfit accounts and $220k revenue
- April 2020: SaaS-only business transition (end hardware manufacturing and sales)
- January to June 2020: 3,000 accounts and $200k sales

Historical Results of Operations

Our company was organized in February 2015 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2019, the Company had revenues of $219,279 compared to the year ended December 31, 2018, when the Company had revenues of $278,234

Assets. As of December 31, 2019, the Company had total assets of $183,922, including $49,586 in cash. As of December 31, 2018, the Company had $209,577 in total assets, including $7,977 in cash.

Net Loss. The Company has had net losses of $2,827,248 and net losses of $2,277,396 for the fiscal years ended December 31, 2019 and December 31, 2016, respectively.

Liabilities. The Company's liabilities totaled $1,944,837 for the fiscal year ended December 31, 2019 and $9,207,015 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been funded with with approximately $9.1m in equity which includes principal from converted notes. There is approximately $1.4m in Convertible Note principal outstanding in additional to $100k of shareholder debt.

As of March 2019, all of the principal and interest payable under our previously issued convertible notes were converted into shares of Series Seed Preferred Stock.

We currently have $130,000 committed to this Offering ahead of launch. If these commitments come through, we will reach our $100,000 minimum after launch. After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital. Should we hit our maximum of $545,000 our projected runway is 6 to 9 months before we need to raise further capital. In addition, on July 28, 2020 the Company was informed that venture capital firm Fitness Ventures was committed to investing a minimum of $250,000 in 2020 SAFE investment.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We currently have several potential sources of additional capital. However, there is no guarantee that these discussions will proceed to a close.

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional guaranteed sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in the current economic and political environment, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

VirZOOM, Inc. cash in hand is $139,736, as of July 2020. Over the last three months, revenues have averaged $29,000/month, cost of goods sold has averaged $5,500/month, and operational expenses have averaged $140,000/month, for an average burn rate of $116,500 per month. Our intent is to be profitable in 18 months.

The Company has evaluated subsequent events through July 7, 2020, the date these financial statements were available to be issued. Subsequent to December 31, 2019, the Company raised an additional $345k for the 2019 NPA.

Also subsequent to December 31, 2019, holders of both sets of Short Term Notes agreed to amend their notes, adjusting $205,000 of principal, $201,690 in accrued interest into the 2019 NPA Convertible Note. Subsequent to the aforementioned amendment, $100,000 in principal remains short-term debt, accruing interest at the federal minimum rate adjusted monthly at year end starting January 1st 2020.

Net Margin: -1,289% **Gross Margin: 26%** **Return on Assets: -1,537%** **Earnings per Share: -$51,404.51**

Revenue per Employee: $36,547 **Cash to Assets: 27%** **Revenue to Receivables: 583%** **Debt Ratio: 166%**

Virzoom_Final_Review_12.31.19.pdf

Virzoom_Final_FS_-_12.31.17.pdf

We ❤ Our 234 Investors

Thank You For Believing In Us

Wan Li Zhu
Mark Helfman
FRANCISCO ROA
Gensheng Tan
Scott Cohen
Jonathan Jackson
Kwang M Kim
Timothy O'Malley
Robert L. McConnell
Paul J Schnobrick
Justin Morreale II
Timothy Ihlefeld
Steve Webber
Jon P Camden
Vinay Chowdary Duvvada
Lakshminarayana Nindra...
Keith Binam
MURRAY HOLLINGS
John Baskey
Terry Muskoff
Luca Indrio
Jubal Farrow
Lance T Massey
Kevin McDowell
Ashish Anand
Amrik S Mann
Tom Britting
Michael Smith
Vijay Rajasekaran
Rajeshnani Dasari
Victor J Paci
Arunas Urbonas
Charles Stevenson
Manojkumar S. Patel

Alexander Falk
Kim Thomas
Anthony Sippio
Brendon Wong
Chris Elles
Armando Torres
Michael Espinosa
Timothy J Reiterman
Crown Block Capital LLC
Jackson Wong
Eric Silverman
Jeffry Klugman
Richard W. Richardson, A...
Sid Aaronson
Andrew Johnson
Martin Barrett
Benjamin Rosenthal
Carroll Melby
Keyang Pao
Linda Broshot
Bernadette Drumm
Ashish Bhatia
Scott Gall
Tan Quan Nguyen
Leslie Funderburg
Chee Peng TAN
Brian J Picht
Thomas J Hedrick
Robby Junior Smith
Stanley Dorminey
Justin Maretta Huntington
Bjorg Bergsveinsdottir
Jolanta Urbonas
James Carriveau

Jordan Frank
Jean Oosthuizen
Stephen Rose
Clifford Mosson
Robert Winsler
Chrystal Jackson
Joe Hanley
Morris Gelman
Ramachendra P Batni
Justin P Morreale
Michael Keplinger
Michael Reilly
Prashanth Srikanthan
Janet M Hudson
David Charles Swift
Chris Kresser
Hashim Bharoocha
Robert Selby
Song Hwang
Simcha Dewick
James Thesing
Jeff Reynolds
Walter E Whitmore
Harlan Kawamoto
Edward Loseman
John S Gostel
Darlington Etumni
Henrik Topp
Robert Englund
Michael Malloy
Eggert Dagbjartsson
Terry Baker
Michael Teske
Richard Molen

Evan J SEGAL
Donald A Foor Jr
Natalia G Nunez
Barry R. Gager
Adrian Van Luven
Lucious Jones
John Janecky
Kim Kunci
Scott C Graham
Anders Norstrom
Ken Kobayashi
Anthony Michaels
Kevin J. Ihlefeld
Peter Ewdwards
Georgiy Grigoryan
Elena Rozin
Richard Roman
Midhat Qidwai
Robert Spence
Daniel J Miles
Michael Croke
Allen Marcum
Cristopher Maragos
Paul Schouten
Pimolpun Tripetch
Veerraju Kavikondala
Vernon W SILVA
Kathleen Stephens
Curt Carey
Archie Leonard Bonner
David Goodin
Yakubu Abdul-Salam
Andreas Stracke

William Glenn Skyles
Stephen Darryl Bowe
Adip Narang
James Bradley
William Hudson
Kar Mun Wong
Trasey Green
Ronald Hopwood
Dino Balliviero
Harvey Ray Hicks
Kate Morreale
Samuel W Jackson
Gary DeVries
Frank Weaver
Kaysi A Craig
Elaine Zablocki
Amit Shukla
Jerry Lee Culliton
Dustin Starbuck
Ute Koninx
John RITCHIE
Anil Tammineni
Lynford Schrock
Chad Curtin
Bruno Rocha
Michael S Hampton
Stanley Onubiyi
Connie Chen
Luciano Antonio Machad...
Douglas Davis
Jennifer M. Paci
Evgenii Dokumentov
Lynn Morse

Venoodhar Reddy
Tracey Branche-Barth
Joseph H. Erskine
Jay Jay Johnson
Steven Rosenstein
Gary Lardy
Eric S. Silverman
John H. Harris
Charles Hollstein
Daniel Algazi
Mr Peter Gordon Nash
Neville George
Arun Muthirulan
Craig Howie
Zachary Ross
Randal B. Clatworthy
Kiran Patel
Carl W Herzberg Jr
Richard TOMASOVIC
Timothy Jones
Fred Thomas Rev Trust 12...
Wesley Channels
Paul D. Ellis
Jerome Fleg
Chutei & Accamma VARK...
Gloria Perniciaro
Hani Gobran
Anita Powell
Wade R Townsend
John Davies
Yuk Sung
Michael Amoroso
James Hacking

Brian Belley
Matt Riordan
Dionysius Jacobs
Rose Thun
Kimberely Preiss
David Thierman
Muzammil Iqbal
Wayne Burkholder
James R Crews
Stephane Marzabal
Rajeev J Surati
Faisal Almutlaq
Judith Anne Fife
Davender Bhardwaj
Brindhavan Amirthalingam
Asher Weiss
Katie Priddy
Ronald Quinton
Carla Bates
Ronel Delva
Annette Barger
Patrick Enweronye
Paul Camp
Rakesh Shishodia
Charmaine Nalty
Cherin Watanabe
Eibhlin Tan
Carlos Salas Porras S.
Richard Bjelland
Scott Pfost
Patrick Wilson
Robert Turner
Candy Chang Janszen

Thank You!

From the VirZOOM Team



Eric Janszen
Co-founder and CEO



Eric Malafeew
Co-founder and CTO



Anthony Lorusso
Director of Hardware Engineering
Former Program Manager at Bluefin Robotics, BAE Systems, and Analog Services



Rob Kay
Lead Game Designer
Immersive Game Designer for 14 years, Lead Designer of Guitar Hero & Rock Band, Specializes in VR



Jason Warburg
VP of Production and Operations
Senior software development manager, proficient in project management methodologies and software



Peter Macdonald
Art Director



Henrik Holmdahl
Software Engineering Director



Bryn Bennett
Senior Software Engineer
Worked at some of the best game companies in the industry: Irrational Games, Harmonix Music Systems



Sonny Tahiliani
Board of Directors
Head of Capital Investment, North America (Venture Capital, Real Assets)



Ben de la Cretaz
Consulting CFO



Robert Collins

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric Janszen	Co-Founder & CEO @ VirZOOM, Inc.	2015
Eric Malafeew	Co-Founder & CTO @ VirZOOM, Inc.	2015

Officers

OFFICER	TITLE	JOINED
Eric Janszen	Chairman	2015
Eric Malafeew	CTO	2015

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2017	$548,975	Common Stock	Regulation Crowdfunding
03/2019	$928,783	Preferred Stock	Regulation D, Rule 506(b)
10/2017	$5,500,000		Section 4(a)(2)
10/2018	$2,109,250		Regulation D, Rule 506(b)
06/2020	$1,083,690		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/23/2017	$5,500,000	1.08%	20.0%	$6,500,000	12/31/2018
10/31/2018	$2,109,250	5.0%	20.0%	$8,000,000	12/31/2018
06/30/2020	$1,083,690	8.0%	20.0%	$16,000	01/31/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Michael Keplinger; Raj Pisupati	05/15/2017	$305,000	$100,498	26.0%	11/15/2017	Yes

Related Party Transactions

Name	Eric Janszen
Amount Invested	$205,000
Transaction type	Convertible Note
Issued	01/16/2019
Interest	5.0 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$8,000,000
Relationship	CEO

Converted to shares of our series seed 2 preferred stock on March 8th, 2019.

Name	Eric Malafeew
Amount Invested	$45,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	CTO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Eric Janszen
Amount Invested	$350,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	CEO

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Name	Sunil Tahiliani
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	08/30/2018
Interest	1.08 per annum
Discount rate	20.0
Maturity	12/31/2018
Converted	Yes
Valuation cap	$6,500,000
Relationship	Former Board Director

Converted to shares of our Series Seed 1 Preferred Stock on March 8, 2019

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed 3 Preferred Stock	8,769,609	4,496,605	Yes
Series Seed 2 Preferred Stock	12,311,249	12,311,249	Yes
Series Seed 1 Preferred Stock	32,201,341	32,201,341	Yes
Common Stock	62,686,208	7,404,009	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	4,691,829
Options:	871,670

Risks

If we fail to accurately forecast seasonal demand for VZfit systems, consistent with in-home fitness products and services generally, our results of operations for the entire fiscal year may be materially adversely affected. Historically, a high percentage of our consumer annual sales have been attributable to the fall and winter fitness equipment sales seasonality and holiday seasonality. As we continue to execute our plan to develop our B-to-C sales we will discover as yet unknown non-seasonality based demand factors. For example, if economic recession continues into Q4 2020 this may mitigate the positive demand factors that normally occur for seasonality reasons in the fall and winter months.

VirZOOM's current liquidity is limited and we expect additional financing will be required in order to continue to fund the Company. VirZOOM is not currently operationally break-even. The Company is funding its operations and R&D principally from the proceeds of previous financings, including the sale and issuance of our preferred stock, Convertible Notes and common stock pursuant to Regulation CF. As with any company that is not able to fund operations through our sales, there is a risk that VirZOOM is not able to secure additional or sufficient financing prior to becoming operationally break-even and would run out of cash.

VZfit Explorer uses Google Streetview data that is currently publicly available. Google may in the future choose to discontinue its public availability policy, or decide to impose data use charges that are not economically viable for sales of VZfit Explorer, or make changes to the API that impact product performance and require significant time and development effort to correct. For these and other reasons, the product may be discontinued, and its contribution to revenues eliminated.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

VirZOOM is highly dependent on the success and commercialization of Virtual Reality (VR). While we believe we have proven the attractiveness of our VZfit product, our growth rate does rely on the consumer acceptance of VR as a whole.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

A holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[©];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by 80% of the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

VirZOOM, Inc.

- Delaware Corporation
- Organized February 2015
- 6 employees

Cambridge
Massachusetts MA 02138

http://www.virzoom.com

Business Description

Refer to the VirZOOM profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

VirZOOM has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/virzoom/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*